UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Mobivity Holdings Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60743E204
(CUSIP Number)

June 29, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 60743E204	13G

1	NAME OF REPORTING PERSONS
Cornelis F. Wit TTEE Cornelis F. Wit Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

	5	SOLE VOTING POWER
		3,754,169 shares of Common Stock

NUMBER OF	6	SHARED VOTING POWER
SHARES		0 shares of Common Stock
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING		3,754,169 shares of Common Stock
PERSON WITH
	8	SHARED DISPOSITIVE POWER
		0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,754,169 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%

12	TYPE OF REPORTING PERSON
00

Item 1. Security and Issuer.

(a)	Name of Issuer:
Mobivity Holdings Corp.

(b)	Address of Issuer: 55 N. Arizona Place, Suite 310 Chandler, AZ 85225

Item 2. Identity and Background.

Item 2(a).	Name of Person Filing:
Cornelis F. Wit

Item 2(b)	Address of Principal Business Office or, if none, Residence:
2101 West Commercial Blvd #3500 Fort Lauderdale, FL 33309

Item 2(c).	Citizenship or Place of Organization:
Netherlands

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
60743E204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

a)	Amount beneficially owned: 3,754,169 shares of Common Stock.

b)	Percent of class: 8.2% on the Date of Event which requires filing of this Statement.

c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 3,754,169 shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,754,169 shares.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: July 25, 2018	By:	/s/ Cornelis F. Wit
Cornelis F. Wit